MINUTES OF A EXTRAORDINARY MEETING OF
THE MEMBERS OF

APOLLO ACQUISITION CORPORATION

Minutes of the general meeting of the members of APOLLO ACQUISITION CORPORATION (the "Company") held at 1800 W. Loop South, Suite 485, Houston, Texas, U.S.A. on March 1, 2008 at 10 A.M. Central Standard Time.

Present:	Joe Rozelle, Chairman
David Richardson

By agreement, it was resolved that Joe Rozelle act as chairman of the meeting.

QUORUM

The chairman noted that, in accordance with the articles of association of the Company ("the Articles"), due notice of the meeting had been given and that a quorum of members was present.  As a consequence, the meeting was declared to be duly constituted.

SHARE CAPITAL

IT WAS RESOLVED AS ORDINARY RESOLUTIONS THAT THE AUTHORISED SHARE CAPITAL OF THE COMPANY BE CHANGED FROM:

US $5,100 divided into 50,000,000 Ordinary Shares of US$0.001 par value each and 1,000,000 Preference Shares of US$0.001 par value each:

TO: US $5,100 divided into 39,062,500 Ordinary Shares of US$0.000128 par value each and 781,250 Preference Shares of US$0.000128 par value each, such additional shares having the rights and privileges and being subject to the restrictions set out in the Articles of Association.

BY:

*	The consolidation of 50,000,000 Ordinary Shares of US$0.001 par value each into 39,062,500 Ordinary Shares of US$0.000128 par value each;

*	The consolidation of 1,000,000 Preference Shares of US$0.001 par value each into 781,250 Preference Shares of US$0.000128 par value each;

FILINGS

Stuarts Walker Hersant is authorized and instructed to make all necessary filings with the Registrar of Companies in order to give effect to the change in share capital.

TERMINATION

There being no further business, the meeting terminated.

/s/ Joseph Rozelle
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Chairman